Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

February 17, 2021

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories announces the launch of Capecitabine Tablets, USP in the U.S. Market.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

NSE IFSC Ltd

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	APARNA TEKURI aparnatekuri@drreddys.com (Ph: +91-40- 49002446)

Dr. Reddy's Laboratories announces the launch of

Capecitabine Tablets, USP in the U.S. Market

Hyderabad, India, February 17, 2021	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. February 17, 2021 — Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the launch of Capecitabine Tablets, USP a therapeutic equivalent generic version of Xeloda (capecitabine) Tablets approved by the U.S. Food and Drug Administration (USFDA).

The Xeloda brand and generic had U.S. sales of approximately $90 million MAT for the most recent twelve months ending in October 2020 according to IQVIA Health*.

Dr. Reddy’s Capecitabine Tablets, USP are available in 150 mg and 500 mg strengths in bottle count sizes of 60 and 120, respectively.

Please see the full prescribing information including boxed warning.

https://www.drreddys.com/pi/capecitabine_usp_tabs.pdf

WARNING: CAPECITABINE-WARFARIN INTERACTION

Capecitabine Warfarin Interaction: Patients receiving concomitant capecitabine and oral coumarin-derivative anticoagulant therapy should have their anticoagulant response (INR or prothrombin time) monitored frequently in order to adjust the anticoagulant dose accordingly. A clinically important Capecitabine-Warfarin drug interaction was demonstrated in a clinical pharmacology trial [see Warnings and Precautions (5.2) and Drug Interactions (7.1)]. Altered coagulation parameters and/or bleeding, including death, have been reported in patients taking capecitabine concomitantly with coumarin-derivative anticoagulants such as warfarin and phenprocoumon. Postmarketing reports have shown clinically significant increases in prothrombin time (PT) and INR in patients who were stabilized on anticoagulants at the time capecitabine was introduced. These events occurred within several days and up to several months after initiating capecitabine therapy and, in a few cases, within 1 month after stopping capecitabine. These events occurred in patients with and without liver metastases. Age greater than 60 and a diagnosis of cancer independently predispose patients to an increased risk of coagulopathy.

Xeloda is a trademark of Hoffmann-La Roche Inc.

*IQVIA Retail and Non-Retail MAT October 2020.

RDY-1220-322

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2020. The company assumes no obligation to update any information contained herein.”